Filed By: NTS-Properties V, a Maryland limited partnership
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NTS-Properties V, a Maryland limited partnership
Commission File No. 0-13400

Dear NTS-Properties V Investor:

        We recently learned of an offer by CMG Partners, LLC to purchase your interests in NTS-Properties V for $250 per interest in cash. This offer, known as a “mini-tender,” is structured to avoid the filing, disclosure and procedural requirements designed to protect investors such as yourself. As your general partner, we are responsible for ensuring that you receive the material facts necessary for you to make an informed investment decision. We believe that CMG’s offer fails to comply with the rules and guidelines applicable to these offers and that its price is inadequate. We recommend that you reject the offer.

        We base our recommendation on two reasons. First, we believe the value offered by CMG is inadequate. As you may recall, as part of reaching an agreement to settle the pending class-action litigation, we have agreed to pursue a merger with other public partnerships affiliated with us and a privately-held entity owned and controlled by an affiliate of ours. As part of the merger process, we asked CB Richard Ellis, an unaffiliated third party, to appraise the properties owned by each entity that is proposing to merge, including the properties owned by your partnership. On February 4, 2004, NTS Realty Holdings Limited Partnership, the entity into which we will merge if the merger is approved and completed, filed a joint consent solicitation statement/prospectus describing the proposed merger with the Securities and Exchange Commission. On June 18, 2004 and August 13, 2004, NTS Realty Holdings Limited Partnership filed amendments to the joint consent solicitation statement/prospectus with the Securities and Exchange Commission. Each of these filings includes a final copy of the appraisal report, as well as the projected value ascribed to your interests in the merger. At a minimum, we urge you to review these filings in their entirety before you make a decision on tendering your interests to CMG.

        The second reason that we recommend you not accept CMG’s tender offer is that it has failed to provide you with the important procedural safeguards associated with tender offers for which filings are required by the SEC. Specifically, if you tender to CMG, you will only have the right to withdraw your interests for a period of ten (10) days. Under SEC rules, you would be able to withdraw at any time up until closing of the tender. Also, CMG’s offer is structured to make you decide quickly without potentially adequate time to consider all of the facts because it does not have any provision requiring pro rata treatment if limited partners tender more interests than CMG desires to purchase. Under SEC rules, CMG would be required to accept tenders on a pro rata basis. Finally, CMG’s offer fails to adequately disclose important matters required under the SEC’s guidelines. For example:

    1.        Method of Determining the Offer Price: CMG fails to clearly summarize how it determined its offer price. The only reference is a vague statement that CMG estimated the value by relying on its historical experience concerning similar roll-up transactions.

    2.        Property/Business Disclosure. CMG does not disclose certain information about the core operations of NTS-Properties V.

    3.        Financial Information: CMG does not disclose, to the extent known, financial information about NTS-Properties V.

    4.        Identity of Bidder: CMG fails to completely and accurately disclose information about itself, including information about its control persons and promoters.

        Importantly, please note that CMG’s offer can be revoked at any time in its sole discretion. The SEC has stated that offers that may be revoked for any reason may be considered a “fraudulent, deceptive or manipulative practice” under the Securities Exchange Act of 1934. Also, CMG’s “Agreement of Assignment and Transfer” included with the tender offer contains qualifications and contingencies that you should carefully read before you make any decision. For these and other reasons, we recommend that you not accept CMG’s offer. You should also consult a publication of the U.S. Securities and Exchange Commission entitled “Mini-Tender Offers: Tips for Investors,” which is available on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm. If you do decide to tender and CMG accepts, we will only accept a request for a transfer as long as SEC rules and regulations, including the above guidelines, are followed and the transfer complies with the partnership agreement.

Proposed Merger/Conflict of Interest

        Please note that as a result of the proposed merger and class-action litigation settlement, we may have a conflict of interest recommending against CMG’s offer. In addition, we have an interest in defeating any attempt to exercise control over NTS-Properties V because we and our affiliates receive fees and other compensation from continuing to operate the partnership.

        As noted above, proposed merger is subject to a joint consent solicitation statement/prospectus to be filed with the Securities and Exchange Commission. This notice is not an offer to purchase, a solicitation of an offer to sell or the solicitation of a proxy to vote, any of the limited partner interests of the partnerships or the units of NTS Realty Holdings Limited Partnership. The units of NTS Realty Holdings Limited Partnership, which will be issued if the merger is approved and completed, have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirement.

Forward Looking Information

        This notice may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. These risks and uncertainties include, but are not limited to, court and other regulatory approval of the proposed mergers and the ability to successfully integrate each of the acquired partnerships as well as general risks and uncertainties associated with owning real estate. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by NTS-Properties V with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If you have any questions or would like additional information, please call NTS Investor Services at 800-928-1492, extension 544.

Sincerely, /s/ Brian F. Lavin Brian F. Lavin President of NTS Capital Corporation, General Partner of NTS-Properties Associates V

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